Exhibit 21.1

SUBSIDIARIES OF ANTERO RESOURCES CORPORATION

Name of Subsidiary	Jurisdiction of Organization
Antero Minerals LLC	Delaware
Antero Subsidiary Holdings LLC	Delaware
Martica Holdings LLC	Delaware
Monroe Pipeline LLC	Delaware
MU Marketing LLC	Delaware